Via Facsimile and U.S. Mail
Mail Stop 6010

January 25, 2007

Mr. Patrick D. Waddy
Vice President and Chief Financial Officer
Immucor, Inc.
3130 Gateway Drive
P.O. Box 5625
Norcross, Georgia   30091

Re: **Immucor, Inc.**
      Form 10-K for Fiscal Year Ended May 31, 2006
      Filed on August 1, 2006
      File No. 000-14820

Dear Mr. Waddy:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

2. Acquisition, page 53

   1. Please provide us your accounting policy for the accretion of the acquisition liability, in disclosure-type format. In your response include references to the specific paragraphs within the accounting literature upon which you relied that support your accounting. Provide us a reconciliation of the ending balance of the acquisition liability of approximately $5.7 million to the amounts included on the

balance sheet and to the amount listed in note 18. Please specify where the current portion of this liability is included on the balance sheet.

2. It appears you recognized profit as a result of settling a distribution agreement with Kainos at the signing of the acquisition agreement. Please provide us your analysis of the applicability of EITF 04-01 to the preexisting relationship between the company and Immucor-Kainos, a newly formed spin-off of Kainos. Provide us all the disclosures required by paragraph 8 of the EITF, in disclosure-type format.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant